EXHIBIT 99.1

News Release dated October 19, 2017, Suncor Energy to release third quarter 2017 financial results

FOR IMMEDIATE RELEASE

Suncor Energy to release third quarter 2017 financial results

Calgary, Alberta (Oct. 19, 2017) – Suncor will release its third quarter financial results on Wednesday, Oct. 25, 2017 before 8:00 p.m. MT (10:00 p.m. ET).

A webcast to review the third quarter will be held on Thursday, Oct. 26, 2017 at 7:30 a.m. MT (9:30 a.m. ET). Representing management will be Steve Williams, president and chief executive officer and Alister Cowan, executive vice president and chief financial officer. A question and answer period will follow brief remarks from management. Steve Douglas, vice president, Investor Relations will host the call.

Please note, telephone lines are limited and reserved for those who intend to ask a question.

To participate in the webcast, go to suncor.com/webcasts.

An archive will be available on suncor.com/webcasts.

If you are an analyst or media and would like to participate in the Q&A period:

•                 If calling from North America: 1-866-219-5885

•                 If calling from outside North America: +1-209-905-5918

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com